Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004
Tel:   +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com

March 13, 2020

VIA E-mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Joshua Shainess, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	TEGNA Inc.
Response to SEC Letter, dated March 4, 2020 File No. 001-06961

Dear Mr. Shainess:

We refer to your letter, dated March 4, 2020, providing commentary on the soliciting materials filed pursuant to Rule 14a-12 by Standard General L.P. (“Standard General”) and certain others on February 20, 2020 with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comment.

1.
We note your assertion that TEGNA’s board of directors does not have a single independent director with industry operating experience. This appears to conflict with TEGNA’s disclosures that its board is comprised of “industry leaders” with “significant experience” in broadcasting. With a view toward enhanced disclosure in future filings, please provide us with the factual foundation for your assertion about the board.

TEGNA’s business is local affiliate television broadcasting. None of TEGNA’s independent directors has operating experience in that business. In fact, except for one director who has experience operating a PBS station and one who is the former CFO of NBCUniversal, none of TEGNA’s independent directors has operating experience in the broadcasting industry generally. TEGNA’s preliminary proxy statement filed on March 11, 2020 misleadingly and confusingly claims that various directors have “media” experience; however, tellingly, TEGNA’s “Skills Matrix” included in its preliminary proxy statement does not include “Local Affiliate Broadcasting” or even “Broadcasting” as a relevant skill for directors.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

/s/ Warren de Wied
Warren de Wied

CC:	Gail Steiner
Partner, General Counsel and Chief Compliance Officer
Standard General L.P.

New York • Washington • London • Frankfurt
Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership